SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Viskase Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29403700

(CUSIP Number)

Timothy J. Gramatovich
Peritus Capital Partners LLC

315 East Canon Perdido
Santa Barbara, CA 93101

805-882-9169

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. 1

SCHEDULE 13D/A

CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Capital Partners, LLC I.D. # 77-0493842

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-1,646,052

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-1,646,052

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,646,052

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14 TYPE OF REPORTING PERSON

OO

SCHEDULE 13D/A CUSIP NO. 29403700

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peritus Asset Management, Inc. I.D. # 94-3174137

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER-0

8 SHARED VOTING POWER-2,095,885

9 SOLE DISPOSITIVE POWER-0

10 SHARED DISPOSITIVE POWER-2,095,885

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,095,885

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14 TYPE OF REPORTING PERSON

IA

This Statement, which is being filed by Peritus Asset Management, Inc. and Peritus Capital Partners, LLC, constitutes Amendment Number One to the Schedule 13D originally filed with the Securities and Exchange Commission on March 17, 2000 (the "Schedule 13D"). The Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Viskase Companies, Inc., a Delaware Corporation (the "Company").

Item 5.Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following:

As of the date of the filing of this amendment to Schedule 13D, PCP beneficially owns 1,646,052 shares, representing 10.9% of the total outstanding shares of the class of securities identified pursuant to Item 1 and PAMI beneficially owns 2,095,885 shares, representing 13.9% of the total outstanding shares of the class of securities identified pursuant to Item 1.

The stated percentages are based on 15,058,439 shares of the Common Stock of the Company outstanding as of November 10, 1999, as reported in the Company's quarterly report on Form 10-Q filed November 15, 1999.

Due to the fact that certain former clients of PAMI are no longer clients of PAMI and have moved their funds away from PAMI since the last Schedule 13D was filed, in addition to the below reported transactions (i.e. the trade blotter), the amount of shares beneficially owned by the reporting persons has also decreased by 7,600.

Trade Blotter

DATE            BUYER/SELLER   NUMBER OF SHARES  PRICE PER      TYPE OF
                                                 SHARE          TRANSACTION*

3/30/2000       PCP-Buy         442,362          $2.03          OM
4/03/2000       PCP-Buy          19,000          $2.04          OM
4/05/2000       PCP-Buy          35,490          $1.88          OM
4/05/2000       PAMI-Buy         23,900          $1.88          OM
4/11/2000       PCP-Buy          15,000          $2.21          OM
4/24/2000       PAMI-Buy            800          $2.50          OM
4/24/2000       PAMI-Buy            500          $2.69          OM
4/24/2000       PAMI-Buy            800          $2.72          OM
4/24/2000       PAMI-Buy            800          $2.75          OM
4/26/2000       PAMI-Buy          1,000          $2.25          OM
5/11/2000       PAMI-Sale        18,200          $2.63          PA
5/11/2000       PCP-Buy          18,200          $2.63          PA
5/16/2000       PAMI-Sale         3,000          $2.75          PA
5/16/2000       PCP-Buy           3,000          $2.75          PA
5/30/2000       PAMI-Buy          2,000          $2.13          OM

*Note: OM= Open Market Transaction; PA= Privately arranged transaction

2

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: June 12, 2000

PERITUS CAPITAL PARTNERS, LLC

By: Peritus Asset Management, Inc., Manager

By: /s/ _______________________________________________

Timothy J. Gramatovich, President

PERITUS ASSET MANAGEMENT, INC.

By: /s/ ______________________________________________

Timothy J. Gramatovich, President

EXHIBIT INDEX

Exhibit                                                              Page
Number     Description                                              Number
------     -----------                                              ------

 1         Joint Filing Agreement, dated March 16, 2000,              *
           among the Reporting Persons.
________
* Previously filed with Schedule 13D on March 17, 2000.